EXHIBIT 99.1

Galloway Capital Partners, LLC

December 16, 2025

Global Crossing Airlines Group, Inc.

4200 NW 36th Street, Building 5A

Miami International Airport, 4th Floor

Miami, FL 33166

Attn: Ryan Goepel, President

Dear Ryan:

In the past few months Galloway Capital Partners, LLC and its affiliates (“Galloway”) have increased its ownership in Global Crossing Airlines Group, Inc. (“Global Crossing” or the “Company”) to 6.24% of the shares outstanding.

We continue to believe the Company is extremely undervalued based on its underlying fundamentals and growth potential. Our experienced team seeks to work with management and the Board to enhance shareholder awareness and value. We also urge the Board to engage the services of an experienced investment bank or advisor to explore transactions to create shareholder value which may include an acquisition, merger, sale, or going private transaction.

Please call me at your earliest convenient to discuss. I can be reached at (917) 405-4591 or by email at: bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer